EXHIBIT 99.6

Telkom SA Limited

(Registration number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share code TKG
("Telkom")

Declaration of ordinary dividend No 12 and special dividend

Notice is hereby given that an ordinary dividend No 12 of 600 cents per share and a special dividend of 500 cents per share in respect of the financial year ended 31 March 2007 has been declared payable on Monday 9 July 2007 to shareholders recorded in the register of the company at close of business on Friday 6 July 2007.

Holders of ordinary shares

Salient dates	2007
Last day to trade cum dividend	Friday 29 June
Shares trade ex dividend	Monday 2 July
Record date	Friday 6 July
Payment date	Monday 9 July

Share certificates may not be dematerialised or rematerialised between Monday 2 July 2007 and Friday 6 July 2007 both days inclusive.

On the Monday 9 July 2007, dividends due to holders of certificated securities on the South African register will either be transferred electronically to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholders will be credited to shareholders' account with their relevant CSDP or broker.

Holders of American Depositary Shares

2007
Ex dividend on the New York Stock Exchange	Monday 2 July
Record date	Friday 6 July
Approximate date for currency conversion into US dollars	Monday 9 July
Approximate date for payment of dividend	Monday 23 July

By order of the board SF Linford Group Company Secretary Pretoria 13 June 2007